                        THIS REPORT HAS BEEN FILED WITH
                    THE SECURITIES AND EXCHANGE COMMISSION
                                   VIA EDGAR
 -----------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.   20549
 -----------------------------------------------------------------------------
                                    FORM 4
                 Statement of Changes in Beneficial Ownership

[      ]  Check this box if no longer subject to Section 16.  Form 4 or Form 5
obligations  may  continue.    See  Instructions  1(b)

Filed  pursuant  to  Section  16(a)  of  the  Securities Exchange Act of 1934,
Section  17(a) of the Public Utility Holding Company Act of 1935 or Section 30
(f)  of  the  Investment  Company  Act  of  1940.

                       Commission File Number 000-20841

               U G L Y   D U C K L I N G   C O R P O R A T I O N
            (Exact name of registrant as specified in its charter)

            Delaware                                           86-0721358
 (State  or  other  jurisdiction  of                       (I.R.S.  employer
incorporation  or  organization)                           identification no.)

                                         2525 E. Camelback Road, Suite 1150
                                         Phoenix, Arizona  85016

                    (Address of principal executive offices) (Zip Code) Registrant's telephone number, including area code: (602) 852-6600

1.    Name  and  Address  of  Reporting  Person*:
                                         SULLIVAN,  GREGORY  B.
                                         2525  E.  Camelback  Blvd.,  Suite 1150
                                         Phoenix,  Arizona      85016

2.  Issuer Name and Ticker or Trading Symbol: UGLY DUCKLING CORPORATION "UGLY"

3.    IRS  or  Social  Security  Number  of  Reporting  Person  (Voluntary):

4.    Statement  for  Month/Year:                                NOVEMBER 1997

5.    If  Amendment,  Date  of  Original  (Month/Year):

6.    Relationship  of  Reporting  Person  to  Issuer:    OFFICER:   PRESIDENT

7.    Individual or Joint/Group Filing:      FORM FILED BY ONE REPORTING PERSON


                      Table 1 - Non-Derivative Securities Acquired,
                            Disposed of, or Beneficially Owned

                                                          Amount of     Ownership
                                          Securities       Securities      Form:     Nature of
                                         Acquired(A)      Beneficially   Direct(D)    Indirect
Title of     Transaction  Transaction         or            Owned at        or       Beneficial
Security       Date         Code       Disposed of(D)    End of Month  Indirect(I)   Ownership
-----------  ---------------------------------------------------------------------------------
                          Code  V      Amount  A/D       Price
Common Stock 11/24/97     P@           10,000@ A@        $10@ See Below    D
Common Stock Various                                          20,000       D


*If  the  Form  is  filed  by  more than one Reporting Person, see Instruction
4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

         Table II - Derivative Securities Acquired, Disposed of, or Beneficially
         Owned (e.g., puts, calls, warrants, options, convertible securities)

                                                                                                               Number of
                                                Number of                                                     Derivative Ownership
           Conversion                          Derivative                                                    Securities  Form of
               or                              Securities    Date                                              Benefi-   Derivative
            Exercise                            Acquired   Exercisable                                         cially    Security:
Title of    Price of                             (A) or       and                                 Price of     Owned     Direct
Derivative Derivative Transaction Transaction  Disposed    Expiration   Title and Amount of      Derivative   at End of  (D) or
Security    Security     Date        Code       of (D)        Date      Underlying Securities    Securities    Month     Indirect(I)
---------- ---------- ----------- ----------- ----------- ------------- ---------------------    ----------  ----------  ----------
                                                          Date   Expira               Amount or
                                                          Exerci -tion                Number of
                                   Code   V     (A)  (D)  -sable Date   Title         Shares
                                  ----------- ----------- ------------  ----------------------   ----------  ----------  ----------
OPTIONS*    *          No Change                                        Common Stock* 241,000*   *           241,000*    D


Nature of
Title of     Indirect
Derivative  Beneficial
Security    Ownership
----------  ----------
            Amount or
            Number of
              Shares
            ----------

Explanation  of  Responses:
*Options vest over a five year period with 20% vesting each year, beginning one year after the date of grant. The options were issued under the UGLY Long-Term Incentive Plan on 11/1/95 (116,000 options), 6/1/96 (25,000 options) and 12/2/96
(100,000 options) at exercise prices per share of $2.59, $6.75 and $17.688, respectively.

@These securities were acquired by the Reporting Person on the open market and financed by UGLY under the Issuer's insider stock purchase loan program ("Program"). The Program was approved by the UGLY Board of Directors and provides unsecured loans, using arms-length terms and conditions, to certain senior officers for the purchase of UGLY securities.

1)  Power-of-attorney is included and made a part of this filing.



/s/    Judith A. Boyle
-------------------------------
As Attorney-In-Fact 1)

12/1/97
-------------------------------
Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
Violations.    See  19  U.S.C.  788(a).

POWER OF ATTORNEY


I hereby appoint Steven P. Johnson, Judith A. Boyle and Steven D. Pidgeon, and each of them, attorney-in-fact for me, each with full power of substitution, to prepare, execute and deliver on my behalf reports required to be filed by me pursuant to Section 16 of the Securities Exchange Act of 1934, as amended ("Section 16"). Among other things, each attorney-in-fact is authorized to file original reports (either electronically or otherwise), signed by me or on my behalf, on Forms 3, 4 and 5 with the Securities and Exchange Commission, and to provide any necessary copies of such signed forms to The NASDAQ Stock Market and Ugly Duckling Corporation as required by the rules under Section 16 as in effect from time to time.

This power of attorney is effective from the date hereof until June 30, 1998, unless earlier revoked or terminated.


/s/ Gregory B. Sullivan
------------------------------
Gregory B. Sullivan


Dated:      May 7    , 1997